Exhibit 99.1

Mecox Lane Limited Announces Second Quarter 2014 Results

Health and beauty business revenue rises 12.3% year over year to $11.2 million

SHANGHAI, September 18, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

As previously announced, the Company’s board of directors has approved the spin-off of Mecox Lane’s apparel and accessories business pursuant to a Share Purchase Agreement dated as of August 8, 2014. As a result, the Company has adopted the following accounting policy in relation to the discontinued business:

•                  Losses relating to the apparel and accessories business are presented as discontinued operations while profits for the remaining business are presented as continuing operations

•                  The assets and liabilities of the discontinued operations are classified as assets/liabilities held for sale on the face of the balance sheet

Second Quarter 2014 Highlights

•                  Net revenue was $21.8 million in the second quarter of 2014, unchanged from $21.8 million in the second quarter of 2013

•                  Net revenue from discontinued operations decreased 10.6% year over year to $10.6 million, compared to $11.8 million in the second quarter of 2013

•                  Net revenue from continuing operations increased 12.3% year over year to $11.2 million, compared to $10.0 million in the second quarter of 2013

•                  Gross profit1 increased 31.6% year over year to $10.7 million in the second quarter of 2014, compared to $8.1 million in the second quarter of 2013

•                  Gross profit1 of discontinued operations was $3.1 million in the second quarter of 2014, compared to $1.5 million in the second quarter of 2013

•                  Gross profit1 of continuing operations was $7.6 million in the second quarter of 2014, compared to $6.6 million in the second quarter of 2013

1Gross profit excludes the impact of depreciation and amortization expenses.

•                  Gross profit margin was 49.0% in the second quarter of 2014, compared to 37.2% in the second quarter of 2013

•                  Gross profit margin of discontinued operations was 29.3% in the second quarter of 2014, compared to 12.6% in the second quarter of 2013

•                  Gross profit margin of continuing operations was 67.6% in the second quarter of 2014, compared to 66.2% in the second quarter of 2013

•                      Net loss was $12.1 million in the second quarter of 2014, compared to net loss of $6.2 million in the second quarter of 2013

•                  Net loss from discontinued operations was $12.9 million in the second quarter of 2014, which included an impairment loss of $9.3 million relating to the sale of the Company’s apparel and accessories business, compared to a net loss of $7.5 million in the second quarter of 2013

•                  Net income from continuing operations was $0.8 million in the second quarter of 2014, compared to net income of $1.3 million in the second quarter of 2013

The Company’s director and chief executive officer, Ms. Ingrid Wang said, “Since taking control of Mecox Lane in May of this year, our new board and management team have focused on the Company’s key competitive advantages. The sale of the Company’s apparel and accessories business will give us greater flexibility in growing our health and beauty business, which has been the Company’s strongest performing line, and at a time of exciting growth opportunities in this sector.”

Second Quarter 2014 Results

The following table provides selected financial results for the Company’s discontinued apparel and accessories business and for its continuing health and beauty operations.

	Three months ended June 30, 2014			Three months ended June 30, 2013
	Discontinued apparel and accessories operations	Continuing health and beauty operations	Consolidated	Discontinued apparel and accessories operations	Continuing health and beauty operations	Consolidated
	($ in million, except for percentage)
Net revenue	10.6	11.2	21.8	11.8	10.0	21.8
Gross profit	3.1	7.6	10.7	1.5	6.6	8.1
Margin	29.3%	67.6%	49.0%	12.6%	66.2%	37.2%
Operating expenses:	6.7	5.6	12.3	9.0	4.8	13.8
SG&A expense	6.0	5.4	11.4	8.2	4.8	13.0
Depreciation and amortization	0.7	0.2	0.9	1.0	0.2	1.2
Others	—	—	—	(0.2)	(0.2)	(0.4)

Operating income/(loss)	(3.6)	2.0	(1.6)	(7.5)	1.8	(5.7)

Impairment loss on assets held for sale	(9.3)	—	(9.3)	—	—	—

Net income/(loss)	(12.9)	0.8	(12.1)	(7.5)	1.3	(6.2)

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis for the second quarter of 2014 and the second quarter of 2013 as follows.

Net Revenue

Net revenue from the Company’s discontinued apparel and accessories business was $10.6 million in the second quarter of 2014, representing a 10.6% decrease from $11.8 million in the second quarter of 2013. The decrease was primarily due to the decrease in net revenue from the Company’s e-commerce channel. Net revenue for the continuing health and beauty business was $11.2 million in the second quarter of 2014, representing an increase of 12.3% from $10.0 million in the second quarter of 2013, which was mainly driven by the increased demand on products.

Cost of Goods Sold2

Cost of goods sold for the Company’s discontinued operations was $7.5 million in the second quarter of 2014, representing a decrease of 27.7% from $10.3 million in the second quarter of 2013. Cost of goods sold for the Company’s continuing operations was $3.6 million in the second quarter of 2014, compared to $3.4 million in the second quarter of 2013. The slight increase was in line with the overall increase in revenue.

Gross Profit and Gross Margin

Gross profit of the discontinued operations was $3.1 million in the second quarter of 2014, representing an increase of 108% from $1.5 million in the second quarter of 2013. Gross margin was 29.3% in the second quarter of 2014, compared to 12.6% in the second quarter of 2013. The increase in gross margin was mainly due to improvement in inventory turnover, which resulted in a year-over-year decrease of 74.1% in the Company’s inventory write-down, from $3.5 million in the second quarter of 2013 to $0.9 million in the second quarter of 2014. Gross profit of the continuing operations was $7.6 million in the second quarter of 2014, representing an increase of 14.5% from $6.6 million in the second quarter of 2013. Gross margin was 67.6% in the second quarter of 2014, compared to 66.2% in the second quarter of 2013.

Operating Expenses

Total operating expenses for the second quarter of 2014 was $12.3 million, representing a decrease of 10.9% from $13.8 million in the second quarter of 2013. Operating expenses from discontinued operations were $6.7 million, representing a decrease of 25.3% from $9.0 million in the second quarter of 2013. Operating expenses from continuing operations were $5.6 million, representing an increase of 16.2% in the second quarter of 2013.

Selling, general and administrative (SG&A) expenses from discontinued and continuing operations were $6.0 million and $5.4 million in the second quarter of 2014, respectively, compared to $8.2 million and $4.8 million in the second quarter of 2013, respectively. The decrease in SG&A expenses associated with the discontinued operations was mainly due to a decrease in headcount and decreased service fees resulting from the scale-down of the Company’s e-commerce channel. The increase in SG&A expenses associated with the continuing operations was primarily due to an increase in sales bonuses and catalog advertising expenses driven by the increase in sales from the health and beauty business.

2Cost of goods sold excludes depreciation and amortization expenses.

Impairment Loss on Assets Held for Sale

As of June 30, 2014, the carrying amount of assets held for sale, excluding the warehouse and liabilities held for sale, amounted to $22.3 million and $6.6 million, respectively. Based on the share purchase agreement as of August 8, 2014, the adjusted consideration as of June 30, 2014 less cost to sell of the disposal was approximately $6.4 million. As such, the Company recognized an impairment loss of $9.3 million on assets held for sale.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, specifically Giosis Mecoxlane, was $1.3 million in the second quarter of 2014, compared to $1.2 million in the second quarter of 2013.

Net Loss

Net loss from the Company’s discontinued operations was $12.9 million in the second quarter of 2014, compared to net loss of $7.5 million in the second quarter of 2013. Net income from continuing operations was $0.8 million in the second quarter of 2014, compared to net income of $1.3 million in the second quarter of 2013.

Net Loss and Loss per ADS

Net loss was $12.1 million in the second quarter of 2014, compared to net loss of $6.2 million in the second quarter of 2013. Non-GAAP net loss3was $12.0 million in the second quarter of 2014, compared to non-GAAP net loss of $5.2 million in the second quarter of 2013. Basic and diluted loss and income from the Company’s discontinued and continuing operations per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $1.00 and $0.06, respectively, in the second quarter of 2014. One ADS represents 35 ordinary shares.

Cash and Short-term Investments

As of June 30, 2014, Mecox Lane had cash and cash equivalents for its continuing operations totaling $6.5 million, compared to $14.3 million as of December 31, 2013. Short-term investments as of June 30, 2014 were $0.7 million, compared to nil as of December 31, 2013, all of which were structured term bank deposits.

3Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Secured Short-term Borrowing

As of June 30, 2014, Mecox Lane had no secured short-term borrowing, compared to $1.6 million as of December 31, 2013.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on Thursday, September 18 (8:00 a.m. Shanghai/Hong Kong Time, Friday, September 19) to discuss the Company’s financial results and operational highlights from the quarter and to answer questions.

A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 7:00 p.m. U.S. Eastern Time on Thursday, September 18 (7:00 a.m. Shanghai/Hong Kong Time, Friday, September 19).

The dial-in numbers and passcode for the conference call are as follows:
U.S. (toll free):	+1-855-500-8701
Mainland China:	+4001200654
International:	+65-6713-5440
Hong Kong:	+852-3018-6776
Passcode:	3978355

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6139

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	June 30,
	2013	2014
	$	$
Current assets:
Cash and cash equivalents	14,261,249	6,486,096
Short-term investments	—	650,112
Accounts receivable, net of allowances of $49,286 and $49,286 as of December 31, 2013 and June 30, 2014, respectively	944,447	1,069,997
Amount due from related parties	224,479	126,115
Other receivables	2,366,047	2,548,590
Advances to suppliers and prepaid expenses	754,039	552,574
Merchandise inventories	4,048,609	4,650,925
Held-for-sale assets	69,365,235	53,403,817
Total current assets	91,964,105	69,488,226
Property and equipment, net	4,025,765	3,332,225
Intangible assets, net	872,529	665,938
Investment in an affiliate	5,546,358	3,096,740
Other non-current assets	240,906	146,869
TOTAL ASSETS	102,649,663	76,729,998

LIABILITIES AND EQUITY
Current liabilities:
Secured short term borrowing	1,640,180	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $91,666 and $90,833 as of December 31, 2013 and June 30, 2014, respectively)	13,001,974	8,745,566
Advances from customers	2,531,312	2,832,623
Amount due to related parties	635,770	—
Accrued expenses	3,236,435	2,339,495
Other current liabilities	4,172,225	3,673,474
Income tax payable	1,752,631	1,750,400
Held-for-sale liability	7,490,383	6,592,024
Total current liabilities	34,460,910	25,933,582

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 439,876,279 and 454,832,489 shares issued, and outstanding as of December 31, 2013 and June 30, 2014)	43,988	45,483
Additional paid-in capital	168,833,542	169,689,217
Accumulated deficit	(109,433,074)	(127,360,725)
Accumulated other comprehensive income	7,700,798	7,378,942
Statutory reserve	943,499	943,499
Total Mecox Lane Limited equity	68,088,753	50,696,416
Noncontrolling interests	100,000	100,000
Total equity	68,188,753	50,796,416
TOTAL LIABILITIES AND EQUITY	102,649,663	76,729,998

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Ended June 30
	2013	2014
	$	$
Net revenues	9,992,325	11,219,617
Cost of goods sold (excluding depreciation and amortization)	3,372,524	3,640,561
Operating expenses:
Selling, general and administrative expenses	4,747,606	5,395,957
Depreciation and amortization	207,829	161,317
Other operating income, net	(173,333)	—
Total operating expenses	4,782,102	5,557,274
Income from operations	1,837,699	2,021,782
Interest expense	(136,980)	—
Interest income	279,497	56,950
Other income (loss), net	508,444	(10,839)
Income before income taxes, equity in an affiliate and noncontrolling interests	2,488,660	2,067,893
Income tax expense	—	—
Income before equity in an affiliate and noncontrolling interests	2,488,660	2,067,893
Loss from equity in an affiliate	(1,173,074)	(1,297,239)
Income from continuing operations	1,315,586	770,654
Loss on discontinued opearations, net of tax nil (including loss recognized on classification as held for sale of Nil and $9,280,050 for the three months ended June 30, 2013 and 2014 respectively)	(7,500,122)	(12,899,798)
Net loss	(6,184,536)	(12,129,144)
Accretion of noncontrolling interest	(23,307)	—
Net loss attributable to noncontrolling interests	23,307	—
Net loss attributable to Mecox Lane Limited shareholders	(6,184,536)	(12,129,144)
Net income per share attributable to Mecox Lane-Basic
Income from continuing operations	0.00	0.00
Loss on discontinued operations	(0.02)	(0.03)
Net income per share attributable to Mecox Lane-Diluted
Income from continuing operations	0.00	0.00
Loss on discontinued operations	(0.02)	(0.03)
Net income per ADS attributable to Mecox Lane-Basic
Income from continuing operations	0.11	0.06
Loss on discontinued operations	(0.64)	(1.00)
Net income per ADS attributable to Mecox Lane-Diluted
Income from continuing operations	0.11	0.06
Loss on discontinued operations	(0.64)	(1.00)
Weighted average ordinary shares used in per share calculation
Basic	410,384,335	453,541,472
Diluted	425,151,294	454,201,545
Weighted average ADS used in per share calculation (1)
Basic	11,725,266	12,958,327
Diluted	12,147,179	12,977,186

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income (loss), net of tax of nil
Change in cumulative foreign currency translation adjustment	663,892	(57,472)
Other comprehensive income (loss), net of tax	663,892	(57,472)

Comprehensive loss attributable to Mecox Lane Limited shareholders	(5,520,644)	(12,186,616)
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(5,198,002)	(12,027,381)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended June 30
	2013	2014
	$	$
Net loss	(6,184,536)	(12,129,144)
Add back: Share-based compensation expenses	986,534	101,763
Non-GAAP net loss	(5,198,002)	(12,027,381)